Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Amendment No. 1 to Form S-1 of our report dated March 5, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to inclusion of segment information discussed in Note 19, the correction of errors as discussed in Note 23 and inclusion of net income per share data as discussed in Note 3, as to which the date is September 8, 2010, relating to the financial statements of Targa Resources Investments Inc. which appears in such Registration Statement. We also consent to the references to us under the heading “Experts” in such Registration Statement.
/s/PricewaterhouseCoopers LLP
Houston, Texas
October 15, 2010